April 3, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:                             Magnum Hunter Resources Corporation

Registration Statement on Form S-1

File No. 333-192613

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Magnum Hunter Resources Corporation (the “Company”) hereby applies to withdraw the Company’s Registration Statement on Form S-1 (File No. 333-192613), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on November 29, 2013.

The Registration Statement relates to shares of the Company’s common  stock issuable upon the exercise of certain warrants, as described in the Registration Statement.  The Company submits this request for withdrawal as it does not currently intend, and is not required by the terms of the warrant agreement governing the warrants, to register the shares of common stock issuable upon exercise of the warrants because the discrepancy between the market price of the Company’s common stock and the exercise price of the warrants makes it unlikely that the warrants will be exercised.  The warrant agreement provides that the warrants may not be exercised in the absence of an effective registration statement covering the shares of common stock issuable upon exercise of the warrants.  The Company also does not intend to pursue the public offering contemplated by the Registration Statement of shares of common stock underlying the warrants that are not exercised.

The Company confirms that the Registration Statement has not been declared effective, and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

Magnum Hunter Resources Corporation

777 Post Oak Blvd., Suite 650

Houston, TX 77056

(832) 369-6986

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or require any further information, please contact Charles H. Still, Jr. of Bracewell & Giuliani LLP at 713-221-3309.

Sincerely,

By:	/s/ Paul M. Johnston

Paul M. Johnston
Senior Vice President and General Counsel

cc:                                Charles H. Still, Jr., Bracewell & Giuliani LLP